SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Transmeta Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 89376R2080

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376R208	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 233,129
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 233,129
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 374,921[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 428,076[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 374,921[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 428,076[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,478[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 233,129 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 141,792 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 428,076 shares of Common Stock held by its investment advisory clients, 417,557 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 50,000[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 50,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .4%[2]
14	TYPE OF REPORTING PERSON* BD

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1

B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

2

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 374,921[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 478,076[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 374,921[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 478,076[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,478[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 233,129 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and the 141,792 shares held in managed accounts by its investment advisory clients.

Riley Investment Management LLC has shared voting and dispositive power over 428,076 shares of Common Stock held by its investment advisory clients, 417,557 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-

CUSIP No. 89376R208	13D	Page 6

affiliated shares.   B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 is hereby amended by adding the following:

On January 31, 2008, RIM sent a letter to the Issuer’s board of directors expressing its interest to acquire all of the outstanding shares of the Issuer’s common stock not owned by the Reporting Persons for a per share price of $15.50 in cash.  The proposal represents both a premium of approximately 21% percent over the closing price on January 30, 2008 as well as a premium of approximately 19% over the average closing price of the common stock for the 30 trading days preceding this proposal.  In its letter, RIM stated its belief that the $15.50 per share price would provide liquidity to existing investors and return value to existing investors that RIM believes would be wasted if management proceeds with its current strategy.  The letter detailed some of RIM’s concerns with respect to the management of the Issuer.  The proposal was non-binding and subject to conditions enumerated in the letter, including completion of satisfactory due diligence and negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements).   Because the proposal would be primarily self-financed, the proposal was not conditioned on financing.    RIM intends to withdraw the proposal if it does not receive a favorable response from the Issuer by February 8, 2008.   The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

On January 31, 2008 RIP and RIM filed a shareholder derivative action on behalf of the Issuer against the following members of the Board of Directors and certain members of the Issuer’s management:  John O’ Hara Horsely, Richard Hugh Barnes, Lester M. Crudele, Robert V. Dickinson, Murray A. Goldman, William P. Tai, Thomas Peter Thomas, Rick Timmins and Sujan Jain.  The complaint alleges breaches of fiduciary duty, gross mismanagement, waste of corporate assets and abuse of control arising from actions taken by the Issuer’s Board and management, including:  “(1) agreeing with defendant John O’Hara Horsley, Transmeta’s general counsel, to pay him an outrageous, illegal and unconscionable bonus of over $10 million simply for doing his job and settling an intellectual property lawsuit against Intel ten months after it was filed, and likely settling for less money than was reasonable due to the incentive to settle; (2) granting stock options totaling 725,000 to various Defendants (and one other person) on December 17, 2007, causing a dilution of over five percent of the Company’s value to existing investors; and (3) granting defendants Lester M. Crudele and Sujan Jain $1.2 million in cash ‘bonuses’ in connection with the Intel settlement in which they played no material part.” The foregoing description of the complaint is qualified in its entirety by reference to the complaint attached as Exhibit B.

Item 5.

Interest in Securities of the Issuer

Item 5(c) is amended to add the following:

(c)

In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions.  Since the Reporting Persons’ last 13D filing, RIP sold 4,700 shares at a per share price of 12.6357 on January 16, 2008 and purchased 2,500 shares at a per share price of 12.4 on January 22, 2008.  On January 24, 2008 and January 28, 2008, RIP sold to investment advisory clients 77,766 and 64,026 shares at per share prices of $12.58 and $12.62, respectively.

CUSIP No. 89376R208	13D	Page 8

Item 7.

Material to be filed as Exhibits

Exhibit A

Letter, dated January 31, 2008, from RIP to the Issuer.

Exhibit B

Complaint, dated January 31, 2008, filed by RIP and RIM, derivatively on behalf of the Issuer, against John O’ Hara Horsely, Richard Hugh Barnes, Lester M. Crudele, Robert V. Dickinson, Murray A. Goldman, William P. Tai, Thomas Peter Thomas, Rick Timmins, Sujan Jain and Does 1-100 inclusive, and the Issuer, as nominal defendant.

CUSIP No. 89376R208	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley